

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Lawrence Chimerine, Chief Executive Officer
First Transaction Management, Inc.
c/o Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91322

> **Re:** **First Transaction Management, Inc.**
> **Form 10-Q for the Quarter Ended June 30, 2011**
> **Filed October 27, 2011**
> **File No. 000-27615**

Dear Mr. Chimerine:

We issued comments to you on the above captioned filings on November 17, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by January 5, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments by January 5, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining

cc. <u>Via E-mail</u>
Raul Silvestre, Esq.
Silvestre Law Group, P.C.